UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

GameStop Corp.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

36467W109
(CUSIP Number)

Christopher P. Davis, Esq. Kleinberg, Kaplan, Wolff & Cohen, P.C. 500 Fifth Avenue, New York, New York 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
RC Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,215,326

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,215,326

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,215,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Ryan Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,215,326

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,215,326

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,215,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
All of the Shares to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using the working capital or personal funds of the respective Reporting Person.  The aggregate amount of funds used for the purchase of the securities reported herein was approximately $36,687,924.96, excluding commissions.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b)  The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 64,758,910 shares of Common Stock outstanding as of June 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on June 9, 2020.
As of the date hereof, RC Ventures beneficially owned 6,215,326 Shares, constituting approximately 9.6% of the outstanding Common Stock.  By virtue of his relationship with RC Ventures discussed in further detail in Item 2, Mr. Cohen may be deemed to beneficially own the Shares owned directly by RC Ventures.  RC Ventures and Mr. Cohen have shared voting and dispositive power over the Shares directly held by RC Ventures.
(c)            Except as set forth on Schedule 1 hereto, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days
(d)            No Person other than the Reporting Persons have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2020

RC VENTURES LLC

By:	/s/ Ryan Cohen
Ryan Cohen, as Manager

/s/ Ryan Cohen
RYAN COHEN

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days*
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
RC Ventures LLC
08/27/2020	Common Stock	117,964	5.135
08/27/2020	Common Stock	268,304	5.259
08/27/2020	Common Stock	47,429	5.239
08/28/2020	Common Stock	4,834,607	--**
08/28/2020	Common Stock	100,000	5.439
08/28/2020	Common Stock	131,696	5.44
08/28/2020	Common Stock	200,000	5.396
08/28/2020	Common Stock	100,000	5.381
08/31/2020	Common Stock	200,000	6.41
08/31/2020	Common Stock	100,000	6.726
08/31/2020	Common Stock	115,326	6.644

Ryan Cohen
08/13/2020	Common Stock	86,525	4.64
08/14/2020	Common Stock	470,157	4.728
08/17/2020	Common Stock	357,182	4.643
08/18/2020	Common Stock	214,946	4.602
08/18/2020	Common Stock	210,978	4.806
08/18/2020	Common Stock	200,000	4.759
08/19/2020	Common Stock	200,000	4.74
08/19/2020	Common Stock	200,000	4.783
08/19/2020	Common Stock	150,000	4.73
08/20/2020	Common Stock	339,227	4.587
08/21/2020	Common Stock	133,745	5.022
08/24/2020	Common Stock	80,542	4.78
08/25/2020	Common Stock	600	4.95
08/28/2020	Common Stock	(4,834,607)	--**

* This Schedule 1 is being amended and restated in its entirety to correct certain clerical errors on the original Schedule 13D.
** Reflecting an internal transfer to RC Ventures LLC